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                                                                    EXHIBIT 21.1

                    SUBSIDIARIES OF THE COMPANY

                                               State or
                                           Jurisdiction of
                                           Incorporation or
                                             Organization        % Owned
                                           -----------------     --------
(1)  Jefferson Smurfit Corporation (U.S.)     Delaware               100%
(2)  Smurfit Newsprint Corporation            Delaware               100%
(3)  Packaging Unlimited, Inc.                Delaware               100%
(4)  JSC International Sales, Inc.            Barbados               100%
(5)  CCA de Baja Caifornia, S.A. de C.V.      Mexico D.F.            100%
(6)  Jefferson Smurfit Finance Corporation    Delaware               100%
(7)  Groveton Paper Board, Inc.               New Hampshire        62.94%




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